

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

Mark Newbauer
President and Chief Executive Officer
Mike the Pike Productions Inc.
9419 East San Salvador, Suite 105-B8
Scottsdale, AZ 85258

> **Re:** **Mike the Pike Productions Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed February 17, 2015**
> **File No. 000-55298**

Dear Mr. Newbauer:

We have reviewed your response to our prior comment letter to you dated January 26, 2015 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-1

1. Refer to prior comment 13. The date line of the report of the independent registered public accounting firm in the filing has not been corrected to change the reference from Note 11 to Note 12 "Subsequent Events," as indicated in your response. Please correct the report accordingly.

Mark Newbauer
Mike the Pike Productions Inc.
March 3, 2015
Page 2

Notes to the Consolidated Financial Statements, page F-6

Note 7: Stockholders' Equity/(Deficit), page F-11

2. Refer to prior comment 14. Your response says that you have added the following language to the disclosure, "Each Preferred share has the equivalent number of votes as 1000 (one thousand) shares of common stock". However, we do not see the added disclosure in your filing. Please revise your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: William Eilers, Esq.